BEFORE THE ARKANSAS DEPARTMENT OF ENVIRONMENTAL QUALITY

IN THE MATTER OF:

DRESSER INDUSTRIES-MAGCOBAR MINE SITE,
HOT SPRING COUNTY, ARKANSAS                          LIS. 00 - 126
                                                               ---

                            ADMINISTRATIVE SETTLEMENT
                                       FOR
          INTERIM REMEDIAL MEASURES, SITE INVESTIGATION AND FEASIBILITY
                                      STUDY

     This Administrative Settlement is entered this __7th__ day of July, 2000, between the Arkansas Department of Environmental Quality ("ADEQ") and Halliburton Energy Services, Inc.; M-I, LLC; and TRE Management Company (collectively referred to as the "Private Parties"), pursuant to the Arkansas Remedial Action Trust Fund Act, as amended, Ark. Code Ann ss.ss. 8-7-501, et seq. ("RATFA").

                              A. FACTUAL BACKGROUND
                                 ------------------

     1. The property that is the subject of this Administrative Settlement, the Site (the "Site"), is located in Hot Spring County and is more particularly described as follows:

     Approximately 600 acres in Sections 10, 11, 14, and 15 of Township 3 South, Range 17 West.

     2. The Private Parties are three of the current owners of land upon which the Site is located.

     3. For a number of years prior to 1980, a variety of parties conducted surface and subsurface barite mining operations at the Site. As a result of these operations, there is now a pit approximately 90 acres in area and a number of piles of mining spoils of unknown acreage located on the Site.


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                                        2

     4. The 90 acre pit on the Site is filling with water, some of which may pass over or through certain of the mining spoil piles. Samples of the water that is filling the pit indicate that the water has low pH and contains quantities of dissolved metals. Some of these metals are hazardous substances within the meaning of RATFA.

     5. The water level in the pit is nearing the point at which it may overflow and release water from the pit into the drainage basin of Chamberlain Creek unless immediate steps are taken to contain the waters in the pit.

     6. Without admitting or denying any liability or responsibility for any alleged release or threat of release of hazardous substances, the Private Parties are willing to undertake the work contemplated below. To avoid the costs, delays, and uncertainties that would be involved in litigating questions of responsibility or liability, ADEQ and the Private Parties have entered into this Administrative Settlement.

     7. In light of the foregoing, ADEQ and the Private Parties hereby agree and stipulate to the performance of the work described below and the Private Parties agree that they will comply with the following provisions.

                          B. INTERIM REMEDIAL MEASURES
                            -------------------------

         1. Upon execution of this Administrative Settlement, the Private Parties shall immediately begin to develop a Work Plan for interim remedial measures to abate the current risk of overflow from the 90 acre pit on the Site. The Work Plan shall consist of two submittals. The first submittal shall include the design and schedule for construction of Levee 1, which shall be submitted to ADEQ for approval within seven (7) days of the effective date of this Administrative Settlement. The second submittal shall address the construction of additional levees and include a schedule for

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

implementation of these interim remedial measures. The second submittal shall be submitted to ADEQ within one hundred twenty (120) days of the effective date of this Administrative Settlement.

     2. Upon approval of each Work Plan submittal by ADEQ pursuant to this Administrative Settlement, the Private Parties shall implement the interim remedial measures so approved in accordance with the schedule in the Work Plan submittal.

     3. ADEQ agrees to provide an expeditious review of the Work Plan submittals.

     4. During implementation of the Work Plan, the Private Parties shall file monthly progress reports with ADEQ on the 15th day of each month until the Work Plan is fully implemented and completion of the interim remedial measures work is certified by the Private Parties to ADEQ. Unless the work performed by the Private Parties on the interim remedial measures is incomplete or unsatisfactory, ADEQ shall provide written acknowledgment that the requirements of the Work Plan have been satisfied within 90 days of the date the Private Parties certify completion of the work. ADEQ shall separately certify the completion of each of the two phases of the Work Plan.

     5. The Private Parties shall file a copy of the Administrative Settlement and a copy of each of the two Work Plan submittals with the Hot Spring County Public Library not more than ten (10) days after the execution of the Administrative Settlement or the delivery of the Work Plans to ADEQ. The Private Parties shall also publish notice of the execution of the Administrative Settlement and of each Work Plan submittal in a newspaper of general circulation in the Magnet Cove area and provide the public a 30 day opportunity to comment on the Administrative Settlement or Work Plan submittal. The public notice shall identify the Site, describe the nature of the interim remedial measures to be conducted, advise the public that a copy of this Administrative Settlement and the Work Plan submittal may be reviewed at the Hot Spring County Public Library, and state that comments on the Administrative Settlement or Work Plan submittal may be filed with the ADEQ within 30 days from the date of publication of the notice. The Private Parties shall provide a copy of the public notice that has been published to ADEQ.

     6. In the event ADEQ determines there is an imminent and substantial endangerment to human health or the environment at the Site that requires additional interim remedial measures, ADEQ shall give the Private Parties written notification of such determination and request that the Private Parties submit a plan for interim remedial measures to address such conditions. The private parties shall, within sixty (60) days of receiving notification from ADEQ, submit an interim remedial measures plan to control or remediate such conditions to the extent necessary to protect human health and the environment. This plan shall be implemented by the Private Parties upon approval of ADEQ. A report documenting the results of the implementation of this plan shall be submitted to ADEQ within thirty (30) days following completion of the implementation. Unless the report is incomplete or unsatisfactory, ADEQ shall provide written acknowledgment that the requirements of the plan have been satisfied and the plan is complete within ninety (90) days of the date the Private Parties submit the report to ADEQ. All questions arising under this paragraph shall be resolved according to the provisions of Section 2.4.3 of Regulation No.8.

                              C. SITE INVESTIGATION
                               ------------------

         1. Upon execution of this Administrative Settlement, the Private Parties shall immediately begin to develop a Study Plan for conducting an investigation of Site conditions. The Study Plan shall be designed to: (a) provide adequate information regarding Site conditions to determine the nature, extent, and concentrations of hazardous substances that result in a release or threat of release of hazardous substances from the Site into the environment and present an

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


unreasonable risk of harm to human health or the environment (the "Site Investigation"); and (b) document the findings of the Site Investigation (the "Site Investigation Report"). The Study Plan shall include but not be limited to a scope of work and method of implementation plan, a quality control and assurance plan, and a Site health and safety plan. Additionally, the Study Plan shall include a schedule of implementation. The Private Parties shall submit the Study Plan to ADEQ within two hundred forty (240) days of the effective date of this Administrative Settlement. The Private Parties shall implement the Study Plan with amendments, if any, upon ADEQ approval in accordance with the terms of this Administrative Settlement, and the Private Parties shall submit the Site Investigation Report in accordance with the approved implementation schedule.

     2. ADEQ agrees to provide an expeditious review of the Study Plan and the Site Investigation Report.

     3. During implementation of the Study Plan, the Private Parties shall file progress reports with ADEQ on the 15th day of every odd-numbered month until the Study Plan is fully implemented and completion of the Site Investigation is certified by the Private Parties to ADEQ. Unless the Site Investigation Report prepared by the Private Parties is incomplete or unsatisfactory, ADEQ shall provide written acknowledgment that the requirements of the Study Plan have been satisfied and the Site Investigation Report is complete within 90 days of the date the Private Parties certify completion of the work.

                              D. FEASIBILITY STUDY
                                -----------------

         1. Within one hundred twenty (120) days of ADEQ's approval of the Site Investigation Report, the Private Parties shall submit to ADEQ a Feasibility Study Plan. The Feasibility Study Plan shall be designed to (a) evaluate various remedial alternatives that may be

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

appropriate to address Site conditions to adequately protect human health and the environment using risk-based criteria and (b) to document the results of the evaluation (the "Feasibility Study"). The Feasibility Study Plan shall include but not be limited to a scope of work and schedule of implementation. The Private Parties shall implement said Feasibility Study Plan with amendments, if any, upon ADEQ approval in accordance with the terms of this Administrative Settlement. The Private Parties shall submit the Feasibility Study in accordance with the approved implementation schedule.

     2. ADEQ agrees to provide expeditious review of the Feasibility Study Plan and the Feasibility Study.

     3. During implementation of the Feasibility Study Plan, the Private Parties shall file progress reports with ADEQ on the 15th day of every odd-numbered month until the Feasibility Study Plan is fully implemented and completion of the Feasibility Study is certified by the Private Parties to ADEQ. Unless the Feasibility Study prepared by the Private Parties is incomplete or unsatisfactory, ADEQ shall provide written acknowledgment that the requirements of the Feasibility Study Plan have been satisfied and the Feasibility Study is complete within 90 days of the date the Private Parties certify completion of the work.

     4. After ADEQ has acknowledged that the requirements of the Feasibility Study Plan have been satisfied and the Feasibility Study is complete, the Private Parties and ADEQ agree to commence negotiations in good faith regarding the remedial action, if any, that should be taken and the identity of the parties that should undertake such measures.

                                E. PUBLIC NOTICE
                               ------------------

     1. Within 15 days after submitting the Site Investigation Report and the Feasibility Study to ADEQ, the Private Parties shall file a copy of each submittal with the Hot Spring County Public Library. The Private Parties shall also publish notice of each submittal in a newspaper of general circulation in the Magnet Cove area and provide the public a 30 day opportunity to comment on the submittal in question. The public notice shall identify the Site, describe the nature of the submittal, advise the public that a copy of the Administrative Settlement and the submittal may be reviewed at the Hot Spring County Public Library, and state that comments on the submittal may be filed with the ADEQ within 30 days from the date of publication of the notice. The Private Parties shall provide a copy of the public notice that has been published to ADEQ.

                              F. GENERAL PROVISIONS
                              ---------------------

     1. The response and remedial actions that have been performed to date by the Private Parties, and the interim remedial measures, Site Investigation, and Feasibility Study that will be performed in the future pursuant to this Administrative Settlement, constitute a partial resolution of the Private Parties' liability under the Arkansas Remedial Action Trust Fund Act and any applicable federal law, and the Private Parties shall be entitled to pursue contribution claims against other potentially responsible persons, in addition to any other rights and remedies they may have under the Arkansas Remedial Action Trust Fund Act or any other applicable state or federal law.

     2. This Administrative Settlement is an administrative settlement with the State of Arkansas. ADEQ acknowledges that by virtue of entering into this Administrative Settlement, the Private Parties shall not be liable for claims for contribution for the matters addressed in the Administrative Settlement. By entering into this Administrative Settlement, the Private Parties shall be entitled to the maximum contribution protection available under any applicable law, including but not limited to CERCLA, 42 U.S.C. ss.9601 et seq., and the Remedial Action Trust Fund Act, A.C.A. ss.8-7-501 et seq. This Administrative Settlement shall not settle, release, or discharge the liability of any person who is not bound by this Administrative Settlement.

     3. Whenever notice is required to be given or a document is required to be sent by one Party to another, it shall be directed to the individuals at the addresses specified below: As to the ADEQ:

Jerry Neill                                  Ellen Carpenter
Geologist, PG                                Legal Division
Inactive Sites Branch                        ADEQ
Hazardous Waste Branch                       P.O. Box 8913
ADEQ                                         Little Rock, Arkansas 72219-8913
P.O. Box 8913
Little Rock, Arkansas 72219-8913


As to the Private Parties:

For TRE Management:

Joan H. Prusse                              Allan Gates
Assistant General Counsel                   Mitchell, Williams, Selig, Gates &
Tremont Corporation                         Woodyard, P.L.L.C.
1999 Broadway, Suite 4300                   425 West Capitol Avenue, Suite 1800
Denver, CO 80202                            Little Rock, AR 72201-3525


For Halliburton:

Ruth E. Pierce                              Daniel M. Steinway
Attorney                                    Kelley Drye & Warren LLP
Halliburton Law Department                  1200 19th Street, N.W., Suite 500
P.O. Box 3                                  Washington, DC 20036
Houston, TX 77001-0003




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


For M-I L.L.C.:

Rob W. Ruth
Corporate Counsel
M-I L.L.C.
P.O. Box 42842
Houston, TX 77242

     4. This Administrative Settlement constitutes the complete understanding among the parties with respect to the matters addressed herein.

     5. Upon the satisfactory performance by the Private Parties of their obligations under this Administrative Settlement, ADEQ covenants not to sue the Private Parties with respect to any of the matters addressed in the Administrative Settlement.

     6. This  Administrative  Settlement shall be binding upon, and inure to the
benefit   of,   all   officers,   agents,   employees,    successors,   assigns,
representatives, and transferees of the parties hereto.

     7. ADEQ and the Private Parties reserve their rights to seek any and all relief to which they may be entitled against other persons who are not parties to this Administrative Settlement but who may be liable with respect to the Site. Except to the extent expressly addressed herein, this Administrative Settlement shall not alter or affect the rights, remedies, or responsibilities of ADEQ or the Private Parties. The Private Parties expressly reserve any rights, defenses or claims that they may have among themselves.

     8. This Administrative Settlement is entered into as a compromise and settlement. No portion of this Administrative Settlement shall be deemed an admission of any fact or liability by any party. No portion of the Administrative Settlement shall be admissible into evidence in any proceeding, other than a proceeding to enforce the terms of this Administrative Settlement, without the consent of the party or parties to the Administrative Settlement against whom the evidence is offered. This paragraph shall not limit the ability of any party to the Administrative Settlement to offer into evidence the Administrative Settlement, or evidence of any work performed hereunder, in proceedings against persons or entities who are not signatories to the Administrative Settlement.

     9. (a) If any dispute arises between the parties regarding the proper construction or implementation of this Administrative Settlement, or the adequacy or completeness of any work performed or submissions made pursuant to this Administrative Settlement, the parties shall conduct informal negotiations in good faith for a period of not less than fifteen business days in an effort to resolve the matter. This mandatory period of informal negotiations shall begin when any party delivers to the others a written notice invoking dispute resolution under this paragraph. If resolution of the matter is not reached during the mandatory period for informal negotiations, any party may request mediation before a neutral third party mediator by delivering a written request for mediation upon all other parties. Unless the parties agree in writing to alter or extend the mediation process, the mediation proceedings shall last no more than one calender day before the mediator and the mandatory period for mediation shall expire on the sixteenth business day after delivery of the written request. If any question is not resolved during the mandatory period for mediation, or any agreed extension thereof, any party may initiate binding arbitration proceedings. The parties may agree to any specific procedures for the conduct of such arbitration, but in the absence of a clearly controlling written agreement, the arbitration shall be governed by the Commercial
Arbitration Rules of the American Arbitration Association. The Private Parties agree to pay the fees of the mediator and arbitrator and the costs of administration in any mediation and arbitration proceedings under this Administrative Settlement.

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

     (b) The pendency of any dispute under paragraph 9 shall not affect the Private Parties' responsibility for timely performance of the work required by this Administrative Settlement, except that the time provided for completion of work affected by such dispute shall be extended for a period of time not less than, and usually not to exceed, the actual time taken to resolve any good faith dispute in accordance with the procedures specified herein. All elements of the work required by this Administrative Settlement which are not affected by the dispute shall continue and be completed in accordance with the applicable schedule.

     (c) Within twenty-one (21) business days of resolution of a dispute pursuant to the procedures specified in this section, the Parties shall incorporate the resolution and final determination into the appropriate plan, schedule or procedures and proceed to implement this Administrative Settlement according to the amended plan, schedule, or procedures.

     (d) Resolution of a dispute pursuant to this section of this Administrative Settlement constitutes a final resolution of any dispute arising under the Administrative Settlement. All parties shall abide by all terms and conditions of any final resolution of dispute obtained pursuant to the Administrative Settlement.

     10. ADEQ expressly reserves all rights it may have under any applicable laws, including but not limited to RATFA, to file an action against the Private Parties seeking specific performance of their obligations under this Administrative Settlement or to take enforcement action, or both, if: (i) the Private Parties fail to meet one or more deadlines under this Administrative Settlement and the failure either disrupts the project or results in harm to human health or the environment; or (ii) the performance by the Private Parties of their obligations under this Administrative Settlement is so defective or delayed that it demonstrates a lack of good faith effort to comply with the obligations.

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

     11. If any event, including but not limited to an act of nature, occurs which causes or may cause a delay in achieving compliance with the requirements or deadlines of this Administrative Settlement, the Private Parties shall so notify ADEQ, in writing, as soon as reasonably possible after it is apparent that a delay will result, but in no case after the time for completion of the requirements or the deadline has passed. The notification shall describe in detail the anticipated length of the delay, the precise cause of the delay, the measures being taken and to be taken to minimize the delay, and the timetable by which those measures will be implemented.

     12. ADEQ may grant an extension of any provision of this Administrative Settlement, provided that the Private Parties request such an extension in writing and provided that the delay or anticipated delay has been or will be caused by circumstances beyond the control of and without the fault of the Private Parties. The time for performance may be extended for a reasonable period but in no event longer than the period of delay resulting from such circumstances. The burden of proving that any delay is caused by circumstances beyond the control of and without the fault of the Private Parties and the length of the delay attributable to such circumstances shall rest with the Private Parties. Failure to notify ADEQ promptly, as provided in Paragraph F. 11, shall be grounds for a denial of an extension.

     13. This Administrative Settlement is subject to public review and comment in accordance with Ark. Code Ann. ss. 8-4-103(d) and shall become effective upon the signature of the Director of ADEQ. ADEQ retains the right to unilaterally rescind this Administrative Settlement in a timely manner solely based upon the questions or comments received from the public within the thirty (30) day public comment period. Notwithstanding the public notice requirements,

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

implementation of the construction of Levee 1 shall commence no later than the date the Private Parties receive approval of the first Work Plan submittal from ADEQ.

     14. The Private Parties shall reimburse ADEQ for all reasonable staff oversight costs and document review fees related to the work contemplated by this Administrative Settlement. ADEQ will provide, upon initial written request, quarterly itemization of such costs within thirty (30) days of the end of each calendar quarter. The itemization shall include for each ADEQ staff member in question the name, title, current rate of billing, time spent on the project during the billing period, and a description of the activities sufficient to assess the propriety and reasonability of the costs for which reimbursement is requested. All costs itemized by ADEQ in timely fashion shall be conclusively presumed to be accurate, reasonable, and due for payment unless the Private Parties question the costs in writing within fifteen (15) business days of their receipt. Questions regarding cost reimbursement shall be resolved pursuant to the dispute resolution procedures in paragraph F.9. of this Administrative Settlement. Payment of all undisputed elements of oversight costs shall be made within thirty (30) calendar days of receipt of the itemization by delivering a check made payable to the Arkansas Department of Environmental Quality, c\o Leigh Ann Chrouch, Chief Fiscal Officer, Post Office Box 8913, Little Rock, Arkansas 72219-8913. Any elements of oversight costs which are questioned by the Private Parties must be paid into an escrow account within thirty (30) days of receipt of the itemization, and these funds shall be held in escrow pending final resolution of the disputed amounts. The Private Parties shall pay the costs of publishing the public notice required pursuant to Paragraphs B.5. and
E.1. of this Administrative Settlement.

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


         THIS ADMINISTRATIVE SETTLEMENT is effective this 7th day of
July, 2000.
                                    /s/ Randall Mathis
                                    ------------------
                                    Randall Mathis
                                    Director
                                    Arkansas Department of Environmental Quality

AGREED:

Halliburton Energy Services, Inc.

By:/s/ Jack Beasley
     ----------------
       Jack Beasley, Division V.P. - Well Construction

M-I, L.L.C.

By:/s/ Richard E. Chandler
     ---------------------
       Richard Chandler - VP Admin.
       General Counsel & Secretary

TRE Management Company

By:/s/ Robert E. Musgraves
      -----------------------

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